                                                            Filed by Pfizer Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 001-02516
                                                Subject Company: Pharmacia Corp.


The following press release was issued today:

For immediate release:                       Contact: Andy McCormick
October 16, 2002                                      212-573-1226


               PFIZER ANNOUNCES STRONG THIRD-QUARTER 2002 RESULTS,
            REAFFIRMS POSITIVE OUTLOOK FOR FULL-YEAR 2002 AND BEYOND

        THIRD-QUARTER NET INCOME UP 12 PERCENT TO $2.452 BILLION, DILUTED
           EPS UP 15 PERCENT TO $.39, BOTH FROM CONTINUING OPERATIONS
          EXCLUDING CERTAIN SIGNIFICANT ITEMS AND MERGER-RELATED COSTS

        FULL-YEAR 2002 DILUTED EPS FORECAST OF $1.58 (21 PERCENT GROWTH),
                          ON SAME BASIS, IS RECONFIRMED

            INTEGRATION PLANNING AND REGULATORY REVIEWS OF PHARMACIA ACQUISITION PROCEEDING WELL; CLOSING BY YEAR-END STILL TARGETED

        REPORTED THIRD-QUARTER NET INCOME INCREASED 13 PERCENT TO $2.350
             BILLION AND REPORTED DILUTED EPS UP 15 PERCENT TO $.38



NEW YORK, October 16 - Pfizer Inc said today that third-quarter net income increased by 12 percent to $2.452 billion and diluted earnings per share (EPS) increased by 15 percent to $.39, both from continuing operations excluding certain significant items and merger-related costs.

Reported net income in the quarter increased 13 percent to $2.350 billion, and reported diluted EPS increased 15 percent to $.38. Included in these numbers are certain significant items and merger-related costs, which are detailed in the attached financial schedules and supplemental information.

"Pfizer continues to differentiate itself within the pharmaceutical industry by the strength, quality, and consistency of our performance and by our solid prospects for 2002 and beyond," said Hank McKinnell, chairman and chief executive officer. "We are delivering strong current product growth, new product introductions and enhancements, and increased operational efficiencies."

"Our capabilities will be expanded by the planned acquisition of Pharmacia Corporation, which is targeted for completion by year-end," Dr. McKinnell continued. "Teams from both companies have been working on transition planning, including the identification of growth opportunities and cost synergies. Regulatory reviews are proceeding well. Together, our operational and financial strengths will offer expanded opportunities to improve the health of people worldwide."

Revenues of $8.725 billion in the third quarter of 2002 were up 12 percent, compared to the third quarter of 2001, paced by human pharmaceutical revenues of $7.058 billion in the quarter, which grew 13 percent. Eleven products -- Lipitor, Norvasc, Neurontin, Viagra, Zoloft, Celebrex, Bextra, Geodon, Aricept, Zyrtec, and Diflucan -- representing 82 percent of Pfizer's human pharmaceutical revenues grew a combined 17 percent.

"The strong third-quarter growth of our pharmaceutical business was driven by the breadth and depth of our product portfolio as well as the performance of our operations within and across markets around the world," said Karen Katen, executive vice president of the Company and president of the Pfizer Pharmaceuticals Group.

"Today, the Pfizer logo appears on eight of the world's 30 largest-selling medicines, more than any other company. Nine products are expected to contribute more than $1 billion in 2002 Pfizer revenues, including four with more than $2 billion, two with more than $3 billion, and one with more than $7 billion.

The strong performance of these and other products generated the double-digit operational revenue growth achieved in the U.S. and other major markets around the world this quarter."

Human pharmaceutical product performance and regulatory highlights since the end of the second quarter include the following:

         - Last week, the independent steering committee of a major clinical trial involving Lipitor announced its decision to stop the Lipitor portion of the trial earlier than expected because initial results showed patients receiving Lipitor had significantly fewer fatal and non-fatal heart attacks as well as strokes.

         - Celebrex and Bextra, Pfizer and Pharmacia's COX-2-specific inhibitors for arthritis and pain, extended their lead over competitors. Celebrex and Bextra together accounted for 24.3 percent of audited monthly new prescriptions among U.S. non-steroidal anti-inflammatory drugs in August. The rapid acceptance of Bextra by physicians and patients is fueling this growth, with a 7.5 percent share of monthly new prescriptions in August. In July, Bextra was recommended for approval by the regulatory authorities in Europe.

         - In August, the FDA approved enhanced labeling making Zoloft the only selective serotonin reuptake inhibitor (SSRI) indicated for long-term maintenance treatment (up to 25 months) of previously indicated anxiety disorders, i.e., panic disorder and obsessive/compulsive disorder. With its recent approval for the treatment of premenstrual dysphoric disorder, Zoloft is the only SSRI in the U.S. indicated for six mood and anxiety disorders, further underscoring the unsurpassed versatility and effectiveness of this innovative medicine.

         - Spiriva is the first once-a-day inhaled bronchodilator treatment for chronic obstructive pulmonary disease. Spiriva was discovered and developed by Boehringer Ingelheim (BI) and will be co-promoted worldwide by BI and Pfizer. Spiriva has now been launched in ten countries, including Germany and the U.K. In September, an FDA advisory committee recommended U.S. approval of Spiriva.

         - Viagra, for erectile dysfunction, achieved its highest U.S. monthly total prescription level ever in August, with 1.38 million prescriptions, a 13 percent increase over the same month last year. Worldwide, 20 million men have received a Viagra prescription since its launch in 1998.

         - Geodon, Pfizer's novel antipsychotic therapy for the treatment of schizophrenia, continued to demonstrate its efficacy and safety to physicians worldwide. Pfizer has launched Geodon in 24 countries, with additional launches of Geodon capsules or Geodon for injection expected in 15 countries later this year or in early 2003. More than 250,000 patients worldwide have now received Geodon, which is the only atypical antipsychotic medicine approved in the U.S. and seven European countries for intramuscular use.

         - Vfend was launched in the United States in August and in six European countries in September. Vfend is an important new treatment for acute invasive aspergillosis and other rare, but serious, fungal infections.

Currently, Pfizer is in the process of rolling out six new products that were recently approved in the U.S. and/or the European Union: Vfend, Geodon, Bextra (discovered and developed by Pharmacia), Spiriva (discovered and developed by Boehringer Ingelheim), Relpax, and Rebif (discovered and developed by Serono).

Pfizer anticipates completing regulatory filings in 2002 for the dual therapy agent combining Lipitor and Norvasc, the world's leading cholesterol-lowering and antihypertensive medicines, and for the use of darifenacin in treating overactive bladder. The Company expects to complete regulatory filings in 2003 for the use of pregabalin in neuropathic pain, epilepsy, and generalized anxiety disorder. Advanced-stage clinical studies are continuing for several agents, including capravirine for HIV/AIDS, lasofoxifene for osteoporosis and other indications, and Exubera, an inhalable form of insulin under co-development, co-manufacture, and co-marketing with Aventis, with the participation of Inhale Therapeutic Systems.

Pfizer's strong flow of new human pharmaceutical products is supported by an R&D pipeline that contains 64 major new product enhancements plus 87 new molecular entities in development, for a total of 151 ongoing projects.

Animal Health sales in the third quarter increased 10 percent to $280 million, compared to the same period in 2001. This solid performance was led by the strong growth of our companion-animal products Revolution, Rimadyl, and Clavamox/Synulox and of our livestock medicine RespiSure/Stellamune.

Sales of Pfizer's Consumer businesses in the third quarter grew 3 percent to $1.278 billion, compared to the same period in 2001. Sales of Consumer Healthcare products grew 6 percent to $609 million. This growth reflects strong acceptance of Listerine mouthwash as well as the continued success of Listerine PocketPaks. In the Adams confectionery business, sales in the quarter remained unchanged at $457 million. Shaving product sales increased 1 percent to $164 million. Sales of Tetra products were up 5 percent to $48 million. As previously announced, the Company is exploring strategic options, including possible sale, for Tetra, Adams, and the Schick-Wilkinson Sword shaving products businesses.

"In the third quarter, Pfizer's operating results were strong and balanced -- with total revenues up 12 percent and diluted EPS from continuing operations, excluding certain significant items and merger-related costs, up 15 percent," said David Shedlarz, executive vice president and chief financial officer of the Company. "We are especially pleased with the quality of earnings growth given the impact associated with the unusually low level of operating expenses in the third quarter of last year and the negative impact of foreign exchange. Although changes in foreign currency rates favorably impacted third-quarter total revenue growth by 2 percent, or $133 million, the effect on earnings was unfavorable, due principally to its significant negative impact on cost of sales.

"Looking forward, we expect strong fourth-quarter diluted EPS of $.47, up 38 percent, from continuing operations excluding certain significant items and merger-related costs. This growth reflects continuing double-digit revenue growth, at current exchange rates, as well as a favorable comparison with the unusually high expense level of the fourth quarter of 2001.

"As a result, for full-year 2002, we continue to expect diluted EPS -- from continuing operations excluding the cumulative effect of a change in accounting principle, certain significant items, and merger-related costs -- of $1.58, up 21 percent," Mr. Shedlarz noted. "Moreover, we anticipate double-digit full-year 2002 revenue growth at current exchange rates, margin improvements, and continuing investments in product support and in R&D, which is expected to be about $5.2 billion for the year.

"We also continue to expect that the Pfizer-Pharmacia combination will be non-dilutive to Adjusted Diluted Earnings Per Share in 2003 and $0.06 accretive in 2004," Mr. Shedlarz concluded.

(Adjusted Diluted Earnings Per Share, which is defined more completely in the attached supplemental information, excludes the cumulative effect of a change in accounting principle, certain significant items, the effects of purchase-price accounting allocations on assets, and merger-related costs.)

"Our strong quarter reflects Pfizer's sustained leadership in the global pharmaceutical industry," said Dr. McKinnell. "It also attests to our potential to do more good for more people than any other company.

"We remain committed to meeting the needs of patients worldwide through our current pharmaceutical products and an R&D pipeline of unprecedented breadth and depth. Working with partners such as the United Nations, the World Health Organization, and the National Governors Association, we have developed innovative outreach programs that make Pfizer medicines available to millions of needy people at either low or no cost.

"We work tirelessly to find cures for the most debilitating diseases. Saving lives is our business, and we at Pfizer are proud of it. By continuing to do so, we advance our mission of becoming the world's most valued company to patients, customers, colleagues, investors, business partners, and the communities where we work and live."

DISCLOSURE NOTICE: The information contained in this document is as of October 16, 2002. The Company assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This document and the attachments contain forward-looking information about the Company's financial results and estimates, business prospects, and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting our current growth products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; trade buying patterns; ability to meet generic and branded competition after the expiration of the Company's patents; trends toward managed care and health-care cost containment; possible U.S. legislation affecting pharmaceutical pricing and reimbursement or Medicare; exposure to product liability and other types of lawsuits; contingencies related to actual or alleged environmental contamination; the Company's ability to protect its intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; changes in generally accepted accounting principles; any changes in business, political, and economic conditions due to the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas; growth in costs and expenses; changes in our product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals, and other unusual items, including our ability to obtain the anticipated results and synergies from our announced proposed acquisition of Pharmacia and the increased uncertainty created by the integration of the two businesses, as well as the timing and success of the announced exploration of strategic options of the Adams, Schick-Wilkinson Sword, and Tetra businesses. A further list and description of these risks, uncertainties, and other matters can be found in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and in its periodic reports on Forms 10-Q and 8-K (if any).

                                   PFIZER INC
                            SUPPLEMENTAL INFORMATION


SHARES OUTSTANDING AND REPORTED EPS INFORMATION:                            YTD02         YTD01
                                                                            -----         -----
Shares Outstanding (millions) - Basic EPS                                   6,172.3      6,246.1
Basic EPS                                                                 $    1.02    $     .93
Basic EPS From Continuing Operations Excluding the Cumulative Effect
  of a Change in Accounting Principle, Certain Significant Items, and
  Merger-Related Costs                                                    $    1.13    $     .99

Shares Outstanding (millions) - Diluted EPS                                 6,262.2      6,372.0
Diluted EPS                                                               $    1.00    $     .92
Diluted EPS From Continuing Operations Excluding the Cumulative Effect
  of a Change in Accounting Principle, Certain Significant Items, and
  Merger-Related Costs                                                    $    1.11    $     .97

QUESTIONS:

Q1) WHAT IS PFIZER'S FINANCIAL OUTLOOK FOR THE REMAINDER OF 2002 AND FOR 2003 AND 2004?

A1) Looking forward, we expect strong fourth-quarter diluted EPS from continuing operations, excluding certain significant items and merger-related costs, of $.47, up 38%. This growth reflects continuing double-digit revenue growth, at current exchange rates, as well as a favorable comparison with the unusually high expense level of the fourth quarter of 2001.

      As a result, for full-year 2002 we continue to expect diluted EPS from continuing operations, excluding the cumulative effect of a change in accounting principle, certain significant items, and merger-related costs, of $1.58, up 21%. Moreover, we anticipate double-digit full-year 2002 revenue growth at current exchange rates, margin improvements, and continuing investments in product support and in R&D, which is expected to be about $5.2 billion for the year.

      We also continue to expect that, as described and defined in A2 below, the Pfizer-Pharmacia combination will be non-dilutive to Adjusted Diluted Earnings Per Share in 2003 and $0.06 accretive in 2004.

Q2) HOW WILL PFIZER COMPUTE ADJUSTED EARNINGS AND EPS FOR THE COMBINED PFIZER-PHARMACIA ENTITY?

A2) Pfizer uses Adjusted Earnings to characterize the anticipated performance of the Pfizer-Pharmacia entity. Forecasted Adjusted Earnings is reconciled from net income under accounting principles generally accepted in the United States as follows:

      ($ billions)                                                                        2002     2003    2004
                                                                                          ----     ----    ----

      Forecasted GAAP net income (loss)                                                  ($5.8)   $10.5   $13.1

      + Discontinued operations - Monsanto (net of tax)                                    1.0

      - Extraordinary item - gain on sale of investment (net of tax)                      (0.6)

      + Cumulative effect of change in accounting principle (net of tax)                            1.9

      + Certain significant items

                 -     Merger-related costs in connection with the Warner-
                       Lambert merger                                                      0.3      0.1     ---
                 -     Gain on transfer of Ambien to Sanofi-Synthelabo                    (0.4)

      + Effect of purchase-price allocations on assets
                 -     Write-off of in-process research and development                   13.0
                 -     Amortization of identifiable intangibles                            1.5      1.5     1.5
                 -     Write-up of assets to fair market value                             1.0

      + Merger-related costs in connection with Pharmacia merger
         (net of tax)
                 -     Integration expenses                                                ---      0.7     0.4
                 -     Restructuring charges                                               ---      0.8     0.4

      Cost savings less incremental interest on additional borrowings for share
        buy-back and restructuring costs (net of tax)                                      ---      0.8     1.3
                                                                                         -----    -----   -----
      = ADJUSTED EARNINGS WITH 2003/2004 COST SAVINGS
         (NET OF TAX)                                                                    $11.9    $14.4   $16.7
                                                                                         -----    -----   -----

      Adjusted Diluted Earnings Per Share is calculated by dividing Adjusted
            Earnings by weighted average diluted common shares outstanding.

Q3) WHAT SIGNIFICANT ADVANCES WERE ACHIEVED BY PFIZER'S PRODUCT PORTFOLIO SINCE THE SECOND QUARTER?

A3) Pfizer had several events that will enhance sales of existing products and strengthen the future product portfolio:

      - Favorable results from the ASCOT trial, which showed that Lipitor provided a significant benefit in reducing fatal and non-fatal heart attacks and strokes in hypertensive patients

      - Continued market share growth of the COX-2 franchise, which accounted for 24.3% of audited monthly new prescriptions among U.S. NSAIDs in August

      - Recommendation for approval of Bextra by the regulatory authorities in Europe in July

      - Approval of enhanced labeling for Zoloft in the U.S. for long-term maintenance treatment (up to 25 months) of panic disorder and obsessive/compulsive disorder

      - Continued rollout of Spiriva in new markets, including the U.K. in the third quarter, and recommendation for approval by an FDA advisory committee in September

      -     A record total prescription level for Viagra in the U.S.

      -     Launch of the intramuscular form of Geodon in the U.S.

      -     Launch of Vfend in the U.S. and Europe

Q4) WHAT IS THE STATUS OF PFIZER'S PRODUCTS THAT WERE RECENTLY APPROVED OR ARE UNDERGOING REGULATORY REVIEW?

A4) Pfizer is in the process of rolling out six new products that were recently approved in the U.S. and/or the E.U.:

      - Vfend, a new oral and intravenous antifungal, was launched in the U.S. in August 2002 and in Europe in September 2002.

      - Geodon, a new antipsychotic, was launched in the U.S. in the first quarter of 2001. Geodon has been approved in several major European countries and was launched in Germany in May 2002, with further launches to occur throughout 2002. Geodon intramuscular (IM) form was approved in June 2002 by the FDA, making it the first atypical antipsychotic approved in the U.S. for intramuscular use. The U.S. launch of Geodon IM in September 2002 provides the opportunity for continuity of care, allowing patients to begin treatment on the intramuscular form and to progress to the oral formulation.

      - Bextra (discovered and developed by Pharmacia Corporation), a new selective COX-2 inhibitor for osteoarthritis, rheumatoid arthritis, and primary dysmenorrhea, was launched in April in the U.S. by over 6,000 Pfizer and Pharmacia sales representatives. Bextra achieved a 7.5% share of U.S. new prescriptions of NSAIDs in August. Bextra was recommended for approval by the regulatory authorities in Europe in July.

      - Spiriva is a muscarinic M3 antagonist for chronic obstructive pulmonary disease (COPD) discovered and developed by Boehringer Ingelheim and co-promoted by Boehringer Ingelheim and Pfizer. Spiriva was approved by regulatory authorities in Europe in April 2002. The product has now been launched in ten countries, including Germany and the U.K. In September 2002, an advisory committee to the FDA recommended that Spiriva be approved for the long-term, once-daily maintenance treatment of bronchospasm associated with COPD.

      - Relpax, a triptan for migraine, has been launched in the U.K., Italy, Japan, and other markets. In the U.S., Pfizer completed a cardiovascular physiology study requested by the FDA in their approvable letter of December 2000 and submitted the data to the FDA in June 2002. We anticipate FDA approval by year-end 2002 and U.S. launch soon thereafter.

      - Pfizer sales representatives in the U.S. have begun detailing the multiple sclerosis drug Rebif (interferon beta 1-a). Pfizer is co-promoting the product with Serono, the company that developed Rebif.

Q5)   WHAT FACTORS CONTRIBUTED TO PFIZER'S STRONG PERFORMANCE IN THE THIRD
      QUARTER?

A5) In the quarter, Pfizer continued to distinguish itself within the worldwide pharmaceutical industry by its strong financial performance. The company achieved revenue growth of 12%, driven by strong demand for both in-line and newly launched products across major businesses and regions, as well as favorable exchange effects. Revenue growth in Pfizer's human pharmaceutical, animal health, and consumer healthcare businesses was 13%, 10%, and 6%, respectively. Double-digit revenue growth was achieved in both U.S. (+10%) and overseas (+13%)
      operations. Net income and diluted earnings per share increased 12% and 15% (from continuing operations excluding certain significant items and merger-related costs) despite negative impacts associated with the pattern of operating expenses in 2001 and foreign exchange. Although changes in foreign currency rates favorably impacted total revenues by 2%, or $133 million, the effect on earnings was unfavorable, principally due to the significant negative impact on cost of sales.

Q6) WHAT FACTORS CONTRIBUTED TO THE STRONG PERFORMANCE OF PFIZER'S PHARMACEUTICAL BUSINESS IN THE THIRD QUARTER?

A6) Pfizer's human pharmaceutical business grew 13% in the third quarter, strong growth that was broad-based and balanced between U.S. (+12%) and overseas (+16%) operations. Pfizer's sales grew faster than the overall market in nine of the ten largest countries. Eleven products -- Lipitor, Norvasc, Neurontin, Viagra, Zoloft, Celebrex, Bextra, Geodon, Aricept, Zyrtec, and Diflucan -- representing 82% of Pfizer's human pharmaceutical revenues grew a combined 17%. Eight products are worldwide category leaders. Nine products are expected to achieve more than $1 billion in 2002 Pfizer revenues, including four with more than $2 billion, two with more than $3 billion, and one with more than $7 billion.

Q7) WHAT IS THE STATUS OF THE PHARMACIA ACQUISITION?

A7) On September 3, 2002, Pfizer filed the required notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act with the Federal Trade Commission (FTC). As expected, on October 3, 2002, Pfizer received a Request for Additional Information (Second Request) from the FTC in connection with the Pharmacia transaction. We continue to cooperate fully with the FTC and, given the nature of the inquiries, we should be able to address their questions promptly. We intend to seek regulatory approval for the merger from the European Commission shortly. Pfizer has scheduled a shareholder meeting in Wilmington, Delaware, on December 6 to discuss and vote on the proposed acquisition. Pfizer continues to target regulatory approvals and closing of the Pharmacia acquisition by year-end.

      Pfizer has made significant progress in transition planning, with various teams and more than 700 colleagues engaged in the process across all business divisions and functions on a global basis. These teams include both Pfizer and Pharmacia personnel.

Q8) WHAT WAS THE IMPACT ON PFIZER'S REVENUES FROM VOLUME, PRICE CHANGES, THE EFFECTS OF FOREIGN EXCHANGE, AND THE 2001 ACCOUNTING HARMONIZATION?

A8)                                                           Third Quarter    YTD
                                                              -------------    ---
      Volume                                                        9.5%       9.3%
      Price                                                         0.3%       1.4%
                                                                   ----       ----
      Revenue Growth Excluding Accounting Harmonization
         and Foreign Exchange                                       9.8%      10.7%
      Foreign Exchange                                              1.7%      (0.6%)
                                                                   ----       ----
      Revenue Growth Excluding Accounting Harmonization            11.5%      10.1%
      Accounting Harmonization                                      0.0%      (0.8%)
                                                                   ----       ----
      Total Reported Revenue Growth                                11.5%       9.3%
                                                                   ----       ----

      Changes in foreign exchange rates had a positive effect on revenues in the third quarter of $133 million, or 1.7%, primarily due to the weakening of the dollar relative to the Japanese yen, the euro, and the British pound.

Q9) HOW HAVE SALES OF LIPITOR PROGRESSED?

A9) Worldwide sales of Lipitor increased to $2.020 billion in the third quarter, growth of 22% compared to the same period in 2001. Lipitor is the most widely prescribed statin for lowering cholesterol and the most widely prescribed pharmaceutical product of any kind in the world. Lipitor has gained wide physician and patient acceptance based on its ability to bring the vast majority of patients to target cholesterol goals across the full dosing range. The safety profile and efficacy of Lipitor have been demonstrated in more than 400 ongoing and completed clinical trials involving over 80,000 patients and in more than 36 million patient years of therapy.

      Last week, Pfizer announced that initial results from the Anglo-Scandinavian Cardiac Outcomes Trial (ASCOT) showed that Lipitor provided a significant benefit in reducing fatal and non-fatal heart attacks as well as strokes. The study, which involved nearly 20,000 patients with high blood pressure and at least three other cardiovascular risk factors, was designed to compare the effects of newer antihypertensive medicines with standard therapies in reducing cardiac events. As a result of a significant benefit demonstrated by Lipitor, the independent ASCOT steering committee decided to stop the Lipitor portion of the study earlier than expected. Final results of the Lipitor portion of the study will be made public when available. We will reinforce Lipitor's already vast clinical database by studying this best-in-class therapy in a large program of additional clinical trials.

      Beyond Lipitor's current leadership, there is a significant opportunity for further growth, primarily through expansion of the statin market. It is estimated that 54 million Americans are in need of medical therapy for high cholesterol, but less than one-third of these people are actually receiving treatment. Up to 150 million people worldwide with high cholesterol are either not diagnosed or not meeting their cholesterol goals with treatment.

Q10) WHAT WAS THE REASON FOR THE CONTINUED SALES GROWTH OF NORVASC?

A10) Norvasc, the most-prescribed cardiovascular agent worldwide with nearly 27 billion patient days of therapy, showed global revenue growth of 9% in the third quarter of 2002 to $963 million, compared to the same period in 2001. The global sales of Norvasc continued to grow at a rate higher than the cardiovascular market (11% growth in sales for Norvasc versus 9% for the market according to audited data for the most recent twelve-month period). Its success has been driven by its outstanding efficacy, once-daily dosing, consistent 24-hour control of hypertension and angina, and excellent safety and tolerability.

      Norvasc is one of the treatment arms in the Antihypertensive and Lipid-Lowering Treatment to Prevent Heart Attack Trial (ALLHAT), an NIH-sponsored landmark hypertension trial that compares the benefits of newer versus older antihypertensive agents on fatal and nonfatal myocardial infarction in more than 42,000 patients. The study is also investigating a number of other outcomes, including stroke, all types of death, and combined cardiovascular events, including heart failure. ALLHAT was completed in March 2002, and results are expected to be announced in December 2002.

Q11) WHAT IS THE STATUS OF LIPITOR/NORVASC DUAL THERAPY?

A11) We expect the Lipitor/Norvasc dual therapy for patients with both high cholesterol and high blood pressure to be filed by year-end 2002 and to be available to patients by 2004.

Q12)  HOW IS CELEBREX PERFORMING?

A12) Celebrex is the #1 branded NSAID and the #1 COX-2-specific inhibitor in the world. Pfizer and Pharmacia Corporation, the company that discovered and developed Celebrex, co-promote this product in more than 60 countries. In the countries where Pfizer and Pharmacia co-promote Celebrex, Pharmacia records sales and Pfizer records a portion of revenue as alliance revenue. In certain other countries, Pfizer directly records sales of the product. The product provides relief of a variety of painful conditions, including the pain and inflammation of osteoarthritis (OA), adult rheumatoid arthritis (RA), acute pain, and primary dysmenorrhea in adults. In addition, Celebrex is approved to reduce the number of adenomatous colorectal polyps in familial adenomatous polyposis (FAP) -- a rare and devastating genetic disease that may result in colorectal cancer -- as an adjunct to usual care. Celebrex provides strong efficacy, excellent tolerability, and a proven safety profile. With the recent approval for acute pain and primary dysmenorrhea in the U.S., Celebrex is now the COX-2-specific inhibitor approved to treat the broadest range of conditions.

      The Celebrex launch remains the most successful of any drug in the history of the pharmaceutical industry. Celebrex is currently receiving more than
      2.1 million total prescriptions a month in the U.S., which makes it the #1 prescribed arthritis brand in that market. Year-to-date through August 2002, about 17.6 million U.S. total prescriptions had been written for Celebrex, about 17% more than for Vioxx, another COX-2-specific inhibitor. Since launch, more than 35 million patients have been prescribed Celebrex globally. Outside the U.S., Celebrex continues to outpace the overall anti-arthritic market. It is the #1 selective COX-2 inhibitor in Europe on a unit basis.

      Two articles appeared in the September 21 issue of the British Medical Journal. In the first paper, "Efficacy, Tolerability, and Upper GI Safety of Celecoxib for Treatment of OA and RA; Systematic Review of Randomised Controlled Studies," the authors concluded, "the meta-analysis provides strong, broad evidence of the effectiveness of Celebrex in treating OA and RA, being equivalent to NSAIDs. However, the tolerability and GI safety of Celebrex [are] substantially superior." In the second article, "Observational Study of Upper GI Haemorrhage in Elderly Patients Given Selective COX-2 Inhibitors or Conventional NSAIDs," the authors noted that "this population-based observational study found a lower short-term risk of upper GI haemorrhage for selective COX-2 inhibitors compared with non-selective NSAIDs."

Q13)  HOW IS BEXTRA PERFORMING?

A13) Bextra was launched in the U.S. in April 2002 for the relief of pain and inflammation of osteoarthritis (OA), adult rheumatoid arthritis (RA), and primary dysmenorrhea. Since the launch of Bextra earlier this year, U.S. physicians have dispensed more than 2.3 million prescriptions to an estimated 800,000 arthritis and dysmenorrhea patients. Bextra has already achieved a 7.5% share of new prescriptions of the NSAID market, and Celebrex and Bextra together achieved new prescription share of 24.3% as of August. Pfizer and Pharmacia Corporation, the company that discovered and developed Bextra, co-promote this product in most major world markets. In the countries where Pfizer and Pharmacia co-promote Bextra, Pharmacia records sales and Pfizer records a portion of revenue as alliance revenue. In certain other countries, Pfizer directly records sales of the product. Bextra offers once-daily dosing for OA and RA patients. The product has a significantly lower incidence of endoscopically detected gastroduodenal ulcers versus traditional NSAIDs (naproxen, ibuprofen, and diclofenac) and significantly less dyspepsia versus naproxen. In controlled comparative arthritis trials of up to 26 weeks, Bextra in daily doses of 10 mg or 20 mg demonstrated an incidence of edema and hypertension similar to comparator NSAIDs.

      Pharmacia and Pfizer are currently in discussions with the FDA regarding the receipt of some spontaneous adverse event reports involving serious skin and hypersensitivity reactions among patients taking Bextra. Some of these cases have occurred in patients with a history of allergic-type reactions to sulfonamides. These reports were identified, reviewed, and reported through the companies' post-marketing pharmacovigilance program. A letter was sent to healthcare providers notifying them of the additional information regarding these adverse events. We are currently discussing with the FDA appropriate changes to the Bextra package insert.

Q14)  HOW DID ZOLOFT PERFORM?

A14)  Worldwide sales of Zoloft, a selective serotonin re-uptake inhibitor
      (SSRI) for the treatment of depression, increased 9% to $653 million in the third quarter, compared to the same period in 2001. Zoloft is the most prescribed SSRI in the U.S. The product has sustained strong growth globally notwithstanding the launch of generic SSRIs, including fluoxetine in the U.S. and paroxetine and citalopram elsewhere. The product is currently outpacing market growth in both sales and usage in the U.S. and other key markets, and Zoloft's growth is expected to continue.

      Zoloft has proven efficacy, safety, and tolerability across a broad range of depression and anxiety disorders. This is important from a clinical perspective, as there is significant co-morbidity between depression and anxiety disorders: 50% of patients with depression also have an anxiety disorder during a 12-month period. Data recently presented at the European College of Neuropsychopharmacology annual meeting continue to demonstrate Zoloft's utility across a wide range of depressed patient types, including patients of diverse ages (the elderly, children, and adolescents) and patients with medical illness (including stroke and recent myocardial infarction). Depression affects approximately 20 million Americans.

      Anxiety disorders for which Zoloft is approved include panic disorder, obsessive-compulsive disorder (OCD) in adults and children, and post-traumatic stress disorder in adults. In August, Zoloft received labeling in the U.S. featuring the results of the first and only studies assessing the utility of an SSRI in the maintenance treatment of panic disorder and OCD. Zoloft is the only SSRI with labeling for long-term use (up to 25 months) across these previously indicated anxiety disorders. Zoloft is also the only SSRI indicated for both the acute and long-term treatment of OCD in children and adolescents. With the recent approval for the treatment of pre-menstrual dysphoric disorder, Zoloft is the antidepressant in the U.S. market with the most approved indications across mood and anxiety disorders.

      Filings were submitted to the FDA for pediatric depression in December 2001 (which qualified Zoloft for a six-month patent extension) and for social anxiety in January 2002. Social anxiety is a chronic anxiety disorder affecting approximately 10 million Americans.

Q15)  HOW DID NEURONTIN PERFORM?

A15) Sales of Neurontin increased 29% to $567 million in the third quarter, compared to the same period in 2001. More than 8 million patients have been prescribed Neurontin in the U.S. since its approval. Neurontin is the num-ber one acute epilepsy drug in the U.S. and worldwide and is available in more than 100 countries.

      Neurontin has also been approved in more than 60 markets for treatment of a range of neuropathic pain conditions. Neurontin was approved by the FDA in May for the management of post-herpetic neuralgia (PHN). PHN is most commonly described as pain in the area affected by herpes zoster, persisting at least three months after healing of the herpes zoster skin rash. Herpes zoster is a painful viral infection also known as shingles. In the U.S. alone, more than one million new cases of herpes zoster are diagnosed each year. Approximately 10-15% of all patients with herpes zoster develop PHN, which, once established, can persist for many years. Neurontin is the first oral medication approved in the U.S. for this condition.

Q16)  HOW DID ZITHROMAX PERFORM?

A16) Zithromax sales increased 1% to $270 million in the third quarter, compared to the same period in 2001. Zithromax is the most-prescribed brand-name oral antibiotic in the U.S. and the second-largest-selling antibiotic worldwide. The product is recognized by physicians for its broad efficacy, compliance advantages, favorable side-effect profile, and a good-tasting liquid formulation for children.

      In September 2002, Pfizer launched the new Zithromax Tri-Pak dosage form, the first and only three-day regimen for the treatment of acute bacterial exacerbations of chronic obstructive pulmonary disease (COPD), with Zithromax given at a dose of 500 mg once daily. COPD is the fifth-leading cause of death worldwide and the fourth-leading cause of death in the U.S. and is responsible for 500,000 hospitalizations in the U.S. per year. Within 30 days of launch, Zithromax Tri-Pak had achieved more than 90% managed care formulary acceptance.

      Earlier in October, the Cystic Fibrosis (CF) Foundation Therapeutics announced the results of a clinical trial that showed that patients who took Zithromax experienced a 6% improvement in lung function, on average, based on forced expiratory volume; a nearly 50% decrease in days spent in the hospital for the treatment of pulmonary exacerbations; and weight gain, a positive effect. CF is a serious life-threatening disease that affects approximately 30,000 patients in the U.S. and 70,000 worldwide. Pfizer has studies underway looking at use of Zithromax for the treatment of sinusitis as well as malaria and other travel-related diseases.

Q17) WHAT FACTORS ACCOUNT FOR VIAGRA'S PERFORMANCE?

A17) Viagra is the world's most recognized pharmaceutical brand. Worldwide sales of Viagra grew 17% to $437 million in the third quarter, compared to the same period in 2001. The product is among the most widely prescribed medications, with over 120 million prescriptions having been written since launch by nearly 600,000 physicians for more than 20 million men worldwide, including 12 million men in the U.S. In the U.S., Viagra achieved its highest monthly total prescription level ever in August, with
      1.38 million prescriptions, a 13% increase over the same month last year. About half of American men aged 40 to 70 are affected with erectile dysfunction (ED) to some degree.

      Viagra allows many men with ED to achieve erections, leading to an improvement in their sexual health. A growing body of medical evidence from over 100 completed or ongoing clinical studies continues to demonstrate the excellent efficacy and safety profile of Viagra including:

      - A double-blind study of 144 patients with ED and chronic stable angina limited by exercise, not receiving chronic oral nitrates, were randomized to a single dose of placebo or Viagra 100 mg one hour prior to exercise testing. The results demonstrated that the effect of Viagra on the primary endpoint, time to limiting angina, was no worse than placebo.

      - Numerous anecdotal reports and small studies have suggested that Viagra is effective and safe when used in the treatment of pulmonary arterial hypertension in both children and in adults, a condition that is generally fatal. A clinical development program is underway to further investigate this as a potential use of Viagra.

Q18)  HOW DID DIFLUCAN PERFORM?

A18) Diflucan remains the leading systemic antifungal in the world. Sales of Diflucan increased 7% to $281 million in the third quarter, compared to the same period in 2001. This sales growth, after 14 years on the market, reflects the unique features and benefits of Diflucan and the medical need that it continues to fulfill. It treats systemic fungal infections, often present in critically ill hospitalized patients, as well as fungal infections of the mouth (thrush), throat, and esophagus. Diflucan is also effective as a single-dose oral treatment for vaginal candidiasis.

      In June 2001, Pfizer announced that it would offer Diflucan at no charge to HIV/AIDS patients in the 50 least-developed countries, as identified by the United Nations, where HIV/AIDS is most prevalent. The Diflucan Partnership was developed in cooperation with the United Nations and the World Health Organization and expands upon the existing South African Diflucan Partnership Program, a collaboration between Pfizer and the South African Ministry of Health. Patient numbers and clinical sites con-tinue to increase, with more than 2 million doses dispensed and more than 27,000 prescriptions processed. The program has now been launched in Uganda, Swaziland, Botswana, Namibia, and Lesotho. An additional seven countries will be receiving Diflucan by the end of 2002: the Democratic Republic of Congo, Malawi, Mozambique, Tanzania, Rwanda, Zambia, and Zimbabwe.

      In the 50 least-developed countries with an HIV prevalence of greater than one percent, roughly 12 million people are reported to be infected with HIV/AIDS. Although Diflucan is not a treatment for HIV/AIDS, it has proven highly effective in treating two opportunistic infections, cryptococcal meningitis and esophageal candidiasis, that afflict large numbers of people with AIDS. Cryptococcal meningitis is a life-threatening brain infection caused by the yeast Cryptococcus neoformans. Of those suffering from untreated meningitis, the mortality rate is more than 90%.

Q19) WHAT FACTORS DROVE ZYRTEC'S GROWTH?

A19) Sales of Zyrtec, a leading prescription antihistamine in the U.S., grew 11% to $278 million in the third quarter, compared to the same period in 2001. In August, the Zyrtec franchise recorded a market share of 23.1% of new prescriptions. Among established prescription antihistamines, Zyrtec continues to be the fastest-growing in new prescriptions in the U.S. year-to-date, achieving growth at more than eight times the market rate. This growth can be attributed to strong performances by Zyrtec syrup, which continues to be the most-prescribed antihistamine syrup in the U.S., and Zyrtec-D 12 Hour, launched in the third quarter of 2001. Zyrtec-D 12 Hour is still the only prescription oral antihistamine/decongestant combination medicine approved to treat both year-round indoor and outdoor allergies as well as nasal congestion. With 30% of all allergy sufferers also experiencing nasal congestion, and with decongestant combinations accounting for about one fifth of total U.S. antihistamine prescriptions, a significant opportunity exists for Zyrtec-D.

      Most people with allergies have both indoor and outdoor allergies, but indoor allergies are tougher to treat. Unlike some other prescription allergy medications, Zyrtec has a proven history of treating both year-round indoor and seasonal outdoor allergies. It is also indicated for use in children as young as two years old, and can be safely used to treat allergies in children six years or older with mild-to-moderate asthma. In December 2001, Pfizer submitted a supplemental filing to the FDA with additional safety and efficacy data for use of Zyrtec in children age six months to two years. Based on this filing, Pfizer received a six-month patent extension for Zyrtec.

Q20) WHAT ARE SOME OF THE KEY BENEFITS OF ARICEPT?

A20) Aricept continues to be the world's leading medicine for the symptomatic treatment of Alzheimer's disease (AD). In the U.S., U.K., France, Germany, and Japan, Aricept is co-promoted by Pfizer and Eisai Co., Ltd., the company that discovered and developed the compound, with Eisai recording sales and Pfizer recording a portion of profit as alliance revenue. In certain countries, Pfizer directly records sales of the product.

      In September 2002, Pfizer's co-marketing partner Eisai filed a supplemental New Drug Application for the use of Aricept in the treatment of vascular dementia (VaD). This submission is based on the results of two large pivotal studies designed to evaluate the efficacy and safety of Aricept in more than 1,200 VaD patients. The results of these studies were recently presented at the International Conference on Alzheimer's Disease and Related Disorders in Stockholm. VaD is second only to AD as the most common form of dementia in most parts of the world. VaD, cognitive decline most commonly caused by a single, localized stroke or series of strokes, accounts for up to 20% of all diagnosed dementia cases in the U.S. and generally begins after age 70. Currently, approximately 1.3 million patients suffer from VaD. As the elderly population in the nation is estimated to grow to 69.4 million people by 2030, VaD could become a growing healthcare issue as the population ages.

      About 10% of people over 65 suffer from AD, including 4 million Americans. U.S. society spends as much as $100 billion a year for AD. By 2050, it is estimated that nearly 14 million Americans will suffer from this disease. Aricept has been taken for more than 710 million patient days by more than
      1.7 million patients in the U.S. with mild-to-moderate AD to enhance or maintain cognition and function by preserving levels of the neurotransmitter acetylcholine in the brain. A study of patients from a large Medicare managed care organization published in Managed Care Interface found that annual healthcare costs of patients with AD treated with Aricept for more than nine months averaged about $4,200 less than patients not receiving treatment. Aricept is well tolerated, with a low incidence of side effects, offers convenient, once-daily dosing, and can be taken with or without food.

Q21)  HOW IS GEODON PERFORMING?

A21) Sales of Geodon for the third quarter of 2002 totaled $57 million, up 147%, compared to the same period in 2001. Geodon has been prescribed for over 250,000 patients worldwide. It has been launched in Sweden, Ger-many, the U.S., and 21 other markets, with 15 launches of Geodon capsules or Geodon for injection planned for late 2002 or early 2003. In the U.S., Geodon has become widely accepted on the formularies of all state Medicaid programs, the Veterans Administration, and more than 1,200 hospitals. Zeldox/Geodon was launched in Germany in May 2002 and has established its position as the most successfully launched atypical antipsychotic.

      The intramuscular (IM) formulation of Geodon was launched in September in the U.S., where it is the first atypical antipsychotic medicine with an IM formulation and approved for treating acute agitation in schizophrenia. Acute agitation is one of the most common psychiatric emergencies and is characterized by uncooperative or even violent behavior. IM medicines are important in this setting because of their rapid onset of action. Geodon for Injection has demonstrated superior efficacy and low movement disorders compared to Haldol IM, currently the most widely used IM antipsychotic. Geodon for Injection also allows for continuity of care, as patients with acute agitation are rapidly controlled with the IM formulation and then make a smooth transition to oral Geodon.

      Movement disorders and significant weight gain, associated with many currently available antipsychotic medicines, are distressing and stigmatizing to patients and often result in non-compliance. Patients who gain weight may also be at greater risk for cardiovascular complications such as increased lipid levels and poor glycemic control. In clinical trials, Geodon was as effective as Risperdal and Zyprexa in controlling both positive and negative symptoms but with a lower incidence of extra-pyramidal side effects than Risperdal and significantly less weight gain and other metabolic indices (lipid levels, glucose control) than Zyprexa. Studies where patients have been switched from other atypicals show significant improvement after the switch, and other analyses in institutional settings show significant cost savings for institutions after the switch from Zyprexa.

      Pfizer is also studying Geodon in mania and has recently submitted to the FDA a filing for an oral suspension dosage form.

Q22) WHAT IS THE STATUS OF RELPAX?

A22) Relpax, an oral 5-HT 1b/1d agonist for the acute treatment of migraine, has been launched in 24 countries worldwide, including most of Europe and Japan. Sales to date total $10 million. Relpax has been approved in the E.U. in dosage levels of 20 mg, 40 mg, and 80 mg. In the U.S., Pfizer completed a cardiovascular physiology study requested by the FDA in their approvable letter of December 2000. With resubmission of this data to the FDA in June, Pfizer anticipates approval by year-end 2002, with a U.S. launch to follow.

      The efficacy, safety, and tolerability of Relpax were established in ten randomized, double-blind, placebo-controlled studies involving more than 13,000 migraine sufferers and over 70,000 migraine attacks as part of a global clinical program. Headache response, defined as a reduction in headache severity from moderate or severe pain to mild or no pain, was assessed up to two hours after dosing. Data from these trials demonstrate that up to 77% of patients treated with an 80 mg dose and 65% of patients treated with a 40 mg dose experienced headache relief at two hours. Later in October, the medical journal Neurology will publish a second Relpax Phase III clinical trial, again demonstrating the excellent efficacy of Relpax 40 mg and 80 mg over Imitrex 50 mg and 100 mg.

      Migraine is a common and debilitating medical disorder, experienced by more than 28 million people in the U.S. alone (18% of women and 6% of men). Despite the often chronic and disabling nature of migraines -- symptoms of which include severe headache pain, nausea, and sensitivity to light or sound -- the vast majority of sufferers have never been diagnosed or treated with prescription medication.

Q23) WHAT IS THE CURRENT STATUS OF PFIZER'S NEW ANTIFUNGAL VFEND?

A23) Vfend, a new antifungal, was launched in both oral and intravenous forms in August in the U.S. and in September in Europe. Sales to date total $12 million. In the U.S., Vfend is indicated for primary treatment of acute invasive aspergillosis and salvage therapy for rare but serious fungal infections caused by the pathogens Scedosporium apiospermum and Fusarium spp. In Europe, Vfend is also approved for the treatment of fluconazole-resistant serious invasive Candida infections (including C. krusei). In the largest prospective comparative clinical trial ever conducted in invasive aspergillosis, a deadly fungal infection occurring in immune-compromised patients, 53% of patients who received Vfend had a successful response at 12 weeks of treatment, compared to 32% of those who received amphotericin B. The survival rate of the Vfend-treated patients was 71% versus 58% of those in the amphotericin B arm. The number of hospitalized patients at risk for serious fungal infections is growing as more patients undergo bone marrow/stem cell and solid organ transplants as well as aggressive chemotherapy for cancer. Fungal infections in these immune-compromised patients are associated with high morbidity and mortality and require prompt and effective treatment.

      Vfend can be administered both orally and intravenously, unlike most currently available treatments, which are available in intravenous form only. This allows for flexibility in patient care with Vfend, permitting step-down therapy from intravenous to oral administration and potentially allowing the patient to be discharged from the hospital sooner.

Q24) WHAT IS THE STATUS OF SPIRIVA?

A24) In September 2002, an advisory committee to the FDA recommended that Spiriva be approved for the long-term, once-daily maintenance treatment of bronchospasm associated with chronic obstructive pulmonary disease (COPD). Spiriva was approved by regulatory authorities in Europe in April 2002. The product has now been launched in ten countries, including Germany and the U.K.

      Spiriva, discovered and developed by Boehringer Ingelheim (BI), is the first once-a-day inhaled bronchodilator treatment for COPD and a significant advance over other treatment options. It will be co-promoted worldwide by Pfizer and BI. COPD is a chronic respiratory disorder that includes chronic bronchitis and emphysema and is characterized by limited airflow accompanied by symptoms such as dyspnea (shortness of breath), cough, wheezing, and increased sputum production. Data from clinical trials involving more than 3,000 patients worldwide have demonstrated that Spiriva is highly effective in providing sustained bronchodilation and is well tolerated, with dry mouth as the main side effect. In the U.S. alone there are approximately 17 million sufferers of COPD, although up to 50% remain undiagnosed. Patients often suffer symptoms for many years before being diagnosed and getting appropriate treatment. It is estimated that one in five smokers will develop COPD, which is the fifth-leading cause of death worldwide and the fourth-leading cause of death in the U.S.

Q25) WHAT IS THE STATUS OF PFIZER'S CO-PROMOTION OF REBIF WITH SERONO?

A25) In July 2002, Pfizer and Serono announced an agreement to co-promote Serono's multiple sclerosis (MS) treatment Rebif (interferon beta 1-a) in the U.S., and Pfizer sales representatives have begun promoting Rebif. MS is a chronic inflammatory condition of the nervous system and is the most common non-traumatic neurological disease in young adults. MS affects approximately 350,000 Americans. While symptoms can vary, the most common symptoms of MS include blurred vision, numbness or tingling in the limbs, and problems with strength and coordination. The relapsing forms of the disease are the most common forms of MS. Rebif has been shown to decrease the frequency of clinical exacerbations and delay the accumulation of physical disability associated with relapsing forms of MS.

Q26) WHAT IS THE STATUS OF THE PFIZER FOR LIVING SHARE CARD PROGRAM?

A26) On January 15, we launched an innovative prescription benefit program called the Pfizer for Living Share Card. The program is designed to help a targeted group of patients access tools to manage their health. The program includes three elements: a membership card that enables patients to receive up to a 30-day supply of a Pfizer medicine for $15, a help line to assist low-income senior citizens in learning about other healthcare services and benefits, and easy-to-read health information on 16 common medical conditions.

      The Pfizer Share Card is available to Medicare enrollees with annual gross incomes of less than $18,000 ($24,000 for couples) who lack prescription-drug coverage or who are not eligible for Medicaid or any other publicly funded prescription benefit programs. The projected financial impact of this program is included in Pfizer's current revenue and earnings growth guidance for 2002 through 2004.

      The response to the Share Card has been overwhelmingly positive. The Pfizer Share Card can be used at more than 50,000 retail pharmacies nationwide, representing 96% of all U.S. pharmacies. Since the program's announcement, the Share Card call center has:

      -     Received more than 1.1 million inquiries

      -     Received more than 600,000 requests for applications

      -     Reviewed more than 300,000 completed applications

      -     Enrolled more than 200,000 members, and

      -     Filled more then 600,000 Pfizer prescriptions.

      In September 2002, we announced the launch of a television advertising campaign to increase enrollment in the Share Card program. The campaign will air for six weeks on television network affiliates in 15 local markets and select national cable stations. Through a comprehensive strategy of grassroots community outreach, public-private partnerships and television advertising, we are striving to enroll as many eligible Medicare beneficiaries into the program as possible.

Q27) HOW DID THE ANIMAL HEALTH BUSINESS PERFORM?

A27) In the third quarter, Animal Health sales increased 10% to $280 million, compared to the same period in 2001. Our companion-animal products Revolution, Rimadyl, and Clavamox/Synulox and our livestock medicine RespiSure/ Stellamune showed strong growth.

Q28) HOW DID PFIZER'S CONSUMER BUSINESSES PERFORM?

A28) Sales of Pfizer's consumer businesses, which include consumer healthcare products, Adams confectionery products, Schick-Wilkinson Sword shaving products, and Tetra fish-food products, grew 3% to $1.278 billion in the third quarter, compared to the same period in 2001. Sales of Consumer Healthcare products grew 6% to $609 million due to strong performances of Listerine mouthwash and Listerine PocketPaks.

Q29) WHAT IS THE STATUS OF THE ADAMS, SCHICK-WILKINSON SWORD, AND TETRA BUSINESSES?

A29) Earlier this year, Pfizer announced it was exploring strategic options for the Adams confectionery business, the Schick-Wilkinson Sword shaving products business, and the Tetra aquarium and pond supplies division. Headquartered in Parsippany, New Jersey, Adams is one of the world's largest providers of confectionery products. Adams conducts business in over 70 countries and has approximately 12,000 employees worldwide. Schick-Wilkinson Sword is the world's second-largest producer of shaving products. Schick-Wilkinson Sword is headquartered in Milford, Connecticut, conducts business in more than 80 countries, and has approximately 4,000 employees worldwide. The Tetra business has approximately 700 employees in the U.S., Germany, the U.K., France, Italy, and Japan.

Q30) WHAT CAUSED THE 12% INCREASE IN COST OF SALES IN THE QUARTER?

A30) Growth in cost of sales of 12% in the quarter is almost entirely attributable to the negative impact of foreign exchange. Pfizer continues to realize gross margin expansion, excluding the negative impact of foreign exchange, due to favorable business, geographic, and product mix.

Q31) WHAT ARE PFIZER'S COST-SAVINGS EXPECTATIONS FROM THE INTEGRATION OF PFIZER AND WARNER-LAMBERT?

A31) By year-end 2002, we anticipate $1.8 billion in merger-related cost savings. Savings stem from increased purchasing power of the combined entity, the reduction of operating expenses, the closure of redundant facilities, and the elimination of redundant positions in the work force.

      Integration, restructuring, and transaction costs of $2.6 billion (excluding costs associated with the termination of the failed Warner-Lambert/American Home Products merger) have been recorded from the close of the transaction through the end of the third quarter of 2002

      ($114 million recorded in the third quarter of 2002). We continue to anticipate total merger-related costs through 2002 (excluding the AHP break-up fee) of about $2.8 billion.

Q32) WHAT WERE THE PRINCIPAL FACTORS AFFECTING OTHER (INCOME)/DEDUCTIONS -- NET?

A32)  ($ millions)                                      Third Quarter      Nine Months
                                                        -------------      -----------
      (Income)/Deductions                               2002     2001      2002     2001
                                                       -----    -----     -----    -----
      Net Interest Income                              $ (22)   $ (60)    $ (93)   $(212)
      Co-Promotion Charges                                10       70        32      206
      Gains on the Sales of Research-
        Related Equity Investments                        --       --        --      (17)
      Write-down of Equity Investments                    28       --        28       --
      Amortization of Goodwill and Other Intangibles 4    23       25        72
      Gain on the Divestiture of a Minor Product Line     --       --       (20)      --
      Various Litigation Matters                          15       --        15       --
      Other                                               22      (38)      (60)     (98)
                                                       -----    -----     -----    -----

      Other (Income)/Deductions -- Net                 $  57    $  (5)    $ (73)   $ (49)
                                                       -----    -----     -----    -----

      The reduction in interest income is primarily a factor of significantly lower short-term interest rates in 2002 versus 2001. Amortization of goodwill and intangibles is lower in 2002 versus 2001 as a result of the adoption of SFAS No. 142 -- Goodwill and Other Intangible Assets.

Q33) WHAT IS THE STATUS OF PFIZER'S SHARE-PURCHASE PROGRAM?

A33) In May 2002, the company completed the share-purchase program authorized in June 2001, under which it purchased 120 million shares at a cost of $4.8 billion. In June 2002, the company announced a new authorization to purchase up to $10 billion worth of the company's common stock. This current program was increased to $16 billion after the Pharmacia acquisition announcement and will be completed during 2003. During the third quarter, approximately 93.4 million shares were purchased under the new authorization, at a total cost of about $2.73 billion.

Q34) HOW DID CHANGES TO ACCOUNTING REGULATIONS IMPACT PFIZER'S 2002 RESULTS?

A34) On January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under the provisions of SFAS No. 142, intangible assets with indefinite lives and goodwill are no longer amortized but are subject to annual impairment tests. Separable intangible assets with finite lives continue to be amortized over their useful lives. In the second quarter of 2002, we determined and recorded, retroactive to the beginning of 2002 in accordance with accounting principles generally accepted in the United States of America, a non-cash pretax charge of $536 million for the impairment provisions as they relate to goodwill in the Animal Health business. In the first quarter of 2002, we had recorded a non-cash charge of $29 million, for the impairment provisions as they relate to identifiable intangible assets. The aggregate amount of these charges, $565 million ($410 million after tax), is reported as the one-time cumulative effect of a change in accounting principle.

Q35) WHAT IS THE STATUS OF LITIGATION REGARDING MYLAN'S FILING FOR A GENERIC FORM OF NORVASC?

A35) Pfizer filed a suit against Mylan on September 20 in the U.S. District Court for the Western District of Pennsylvania for patent infringement by Mylan's ANDA for a generic version of Norvasc (amlodipine besylate). The suit is under U.S. Patent No. 4,572,909, the basic product patent for amlodipine, which (with pediatric exclusivity) expires in January 2007, and U.S. Patent No. 4,879,303, claiming amlodipine besylate, which expires in September 2007. This suit was filed more than 45 days after notice of Mylan's Paragraph 4 certifications was delivered to Pfizer, apparently as a result of an administrative error. Whether there is a basis for the FDA to withhold approval of Mylan's ANDA for up to 30 months in these circumstances is still under review. Pfizer will vigorously pursue the patent suit against Mylan. Mylan's letter to Pfizer asserts that both patents are invalid but does not rely on any new information or prior art references that were not before the Patent Office when the Norvasc patent was granted. The arguments advanced by Mylan were fully considered by the Patent Office and decided in Pfizer's favor before the patent was issued. Accordingly, Pfizer believes that Mylan's assertions are without merit and remains confident of its position.

      Pfizer will seek all appropriate injunctive relief. It will also seek multiple damages in the event that the FDA should approve the Mylan product and Mylan begins to market it before the litigation ends.

Q36) WILL PFIZER BE HOLDING A CONFERENCE CALL?

A36) Pfizer will be holding a conference call for analysts and investors to discuss third-quarter earnings at 1:00PM today. To ensure universal access, the conference call will be simultaneously broadcast over Pfizer's corporate website -- www.pfizer.com -- and will be archived for five days thereafter.

                                      * * *

Safe Harbor Statement

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between Pfizer Inc. and Pharmacia Corp. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Pfizer Inc. and Pharmacia Corp.; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither Pfizer Inc. nor Pharmacia Corp. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the proxy statement/prospectus and any other relevant documents that Pfizer Inc. and Pharmacia Corp. have filed and will file with the Securities and Exchange Commission because they contain important information.

Pfizer and Pharmacia will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017,
Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer's 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.